UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DRI Corporation

File No. 000-28539- CF#24425

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DRI Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 16, 2009. DRI Corporation amended its application and refiled Exhibits 10.43.1, 10.44.1 and 10.45.1 with fewer redactions on a Form 10-Q/A filed on December 6, 2010.

Based on representations by DRI Corporation that this information qualifies as confidential personnel, medical or similar files the disclosure of which would constitute a clearly unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.43.1	through November 16, 2019
Exhibit 10.44.1	through November 16, 2019
Exhibit 10.45.1	through November 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel